UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

FUTURE-READY

FIRST QUARTER 2023 RESULTS

Investor Relations
Jorge Collazo | jorge.collazo@kof.com.mx
Lorena Martin | lorena.martinl@kof.com.mx
Marene Aranzabal | marene.aranzabal@kof.com.mx
José Enrique Solís | tmxjose.solis@kof.com.mx

Coca-Cola FEMSA

Mexico City, April 26, 2023, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the first quarter of 2023.

FIRST QUARTER HIGHLIGHTS

•	Volume growth 6.6%
•	Revenue growth 12.0%
•	Operating income growth 12.9%
•	Majority net income growth 35.3%
•	Earnings per share[1] were Ps. 0.23 (Earnings per unit were Ps. 1.86 and per ADS were Ps. 18.65)
•	Achieved more than 900 thousand monthly active buyers on Juntos+, our omnichannel B2B platform

FINANCIAL SUMMARY FOR THE FIRST QUARTER RESULTS
Change vs. same period of last year
		Total Revenues	Gross Profit	Operating Income	Majority Net Income
		1Q23	1Q23	1Q23	1Q23
As Reported	Consolidated	12.0%	12.6%	12.9%	35.3%
	Mexico & Central America	16.2%	13.6%	1.2%
	South America	6.6%	11.0%	43.3%

Comparable (2)	Consolidated	21.7%	21.8%	20.3%
	Mexico & Central America	17.9%	15.2%	2.5%
	South America	27.5%	34.8%	77.7%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

"Our first quarter results reflected our positive momentum and strong execution. We achieved double-digit revenue, operating income, and net income growth in the face of unfavorable currency translation effects from most of our operating currencies. Notably, these results were supported by positive volume performance across most of our territories, including strong growth in Mexico, Brazil, Guatemala, and Uruguay. On the profitability front, we remain focused on implementing cost and expense efficiencies, as we invest across our operations to increase capacity and support our growth.

Looking ahead, we will continue to focus on the strategic priorities and promoting sustainability and social responsibility across our markets. We are confident that we can execute against these priorities and deliver long-term value for all of our stakeholders.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q23 Results April 26, 2023	Page 2 of 14

RECENT DEVELOPMENTS

•	On March 27, 2023, Coca-Cola FEMSA held its Annual Ordinary General Shareholders’ Meeting, during which its shareholders approved among other things, the Company’s consolidated financial statements for the year ended December 31, 2022, the annual report presented by the Board of Directors, the declaration and payment of dividends corresponding to the fiscal year 2022, and the appointment or reelection of the members of the Board of Directors, the Planning and Finance, Audit and Corporate Practices Committees for 2023. The shareholders’ meeting approved the payment of a cash dividend of Ps. 0.725 per share (equivalent to Ps. 5.80 per unit) to be paid in two installments: the first installment for the amount of Ps. 0.3625 as of May 3, 2023, and the second installment for the amount of Ps. 0.3625 as of November 3, 2023, for all outstanding shares on the payment date.

•	Coca-Cola FEMSA released its 2022 integrated report entitled “Future-Ready,” the annual report on Form 20-F filing to the U.S. Securities and Exchange Commission, and the annual report filing to the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). These three reports are available on the Investor Relations section of Coca-Cola FEMSA´s website at www.coca-colafemsa.com

•	At the end of last year, Coca-Cola FEMSA acquired Cristal bulk water business from Embotelladoras Bepensa in the southeast region of Mexico. The results from this acquisition for the first quarter of 2023 include 15.1 million unit cases. As a result, excluding these volumes, consolidated volumes would have increased 4.9%.

•	The company continues progressing in the rollout of its Juntos+, its business-to-business (B2B) omnichannel commercial platform. During the quarter the company reached over 900 thousand digital active buyers on a consolidated level, driven mainly by an increase in Mexico, who reached 460 thousand active buyers and Brazil, with 230 thousand.

•	On April 26, the Company announced that it experienced a cybersecurity incident in recent days and has implemented its cybersecurity protection and response protocols. The Company is currently working with experts on measures to prevent an adverse impact on its information technology applications. While such measures are implemented, the Company expects to continue its business operations through backup procedures, and will prioritize its protection of the integrity, confidentiality, and availability of its information. A forensic assessment to determine the extent of the cybersecurity incident is currently ongoing.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 1Q23 Results April 26, 2023	Page 3 of 14

CONSOLIDATED FIRST QUARTER RESULTS

CONSOLIDATED FIRST QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2023	1Q 2022	Δ%	Δ%
Total revenues	57,357	51,195	12.0%	21.7%
Gross profit	25,458	22,602	12.6%	21.8%
Operating income	7,724	6,844	12.9%	20.3%
EBITDA (2)	10,522	9,827	7.1%	15.2%

Volume increased 6.6% to 939.6 million unit cases, driven by volume growth in most of our territories, including strong performance in Mexico, Brazil, and Guatemala. On a comparable basis, excluding the acquisition of CVI in Brazil, total volume would have increased 6.2%.

Total revenues increased 12.0% to Ps. 57,357 million. This increase was driven by volume growth, revenue management initiatives and favorable mix effects. These factors were partially offset by unfavorable currency translation into Mexican Pesos. On a comparable basis, total revenues would have increased 21.7%.

Gross profit increased 12.6% to Ps. 25,458 million, and gross margin increased 30 basis points to 44.4%. This gross profit increase was driven mainly by our top-line growth and was partially offset by higher raw material costs, mainly sweeteners and PET across our territories. On a comparable basis, gross profit would have increased 21.8%.

Operating income increased 12.9% to Ps. 7,724 million, and operating margin increased 10 basis points to 13.5%. This expansion was driven mainly by a solid top-line performance and an operating foreign exchange gain in Mexico as a result of the appreciation of the Mexican Peso. These effects were partially offset by an increase in raw material costs, mainly sweeteners and PET, coupled with an increase in operating expenses such as labor, marketing, and maintenance. On a comparable basis, operating income would have increased 20.3%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)              EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q23 Results April 26, 2023	Page 4 of 14

Comprehensive financing result recorded an expense of Ps. 1,399 million, compared to an expense of Ps. 2,194 million in the previous year. This decrease was driven mainly by a gain of Ps. 56 million in financial instruments as compared to a loss of Ps. 936 million that was driven mainly by a one-off market value loss that was recognized during the same period of 2022.

In addition, we recognized a decrease in our interest expense, net, mainly as a result of a gain in our interest income of Ps. 1,042 million as compared to a gain of Ps. 405 million that was driven by an increase in interest rates.

These effects were partially offset by a foreign exchange loss of Ps. 640 million as compared to a gain of Ps. 165 million, as our net cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican Peso and the Brazilian Real. Moreover, we recognized a lower gain in monetary position in inflationary subsidiaries during the first quarter of 2023 as compared to the same period of the previous year.

Income tax as a percentage of income before taxes was 32.4% as compared to 29.5%. This increase was driven mainly by inflationary effects across our territories, effects of non-recoverable withholdings, and deferred taxes.

Net income attributable to equity holders of the company was Ps. 3,916 million as compared to Ps. 2,894 million during the same period of the previous year. This increase was driven mainly by operating income growth, coupled with a one-off non-cash effect that affected our comprehensive financial result during the same period of 2022. Earnings per share1 were Ps. 0.23 (Earnings per unit were Ps. 1.86 and per ADS were Ps. 18.85.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 1Q23 Results April 26, 2023	Page 5 of 14

MEXICO & CENTRAL AMERICA DIVISION FIRST QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2023	1Q 2022	Δ%	Δ%
Total revenues	33,617	28,935	16.2%	17.9%
Gross profit	15,919	14,007	13.6%	15.2%
Operating income	5,011	4,950	1.2%	2.5%
EBITDA (2)	6,706	6,722	(0.2%)	1.1%

Volume increased 8.8% driven by growth across all territories in the division. These volumes include the integration of Cristal bulk water business. Excluding these volumes, volume would have increased 5.7% in the division and 4.8% in Mexico.

Total revenues increased 16.2% to Ps. 33,617 million, driven by volume growth and revenue management initiatives. These effects were partially offset by unfavorable currency translation effects from most of our operating currencies in Central America. On a comparable basis, excluding currency translation effects, total revenues would have increased 17.9%.

Gross profit increased 13.6% to Ps. 15,919 million, and gross margin contracted 100 basis points to 47.4%. This margin decrease was driven mainly by an increase in raw material costs such as sweeteners and concentrate in Mexico. These effects were partially offset by our top-line growth, favorable raw material hedging initiatives and the appreciation of the Mexican Peso as applied to our dollar-denominated raw material costs. On a comparable basis, gross profit would have increased 15.2%.

Operating income increased 1.2% to Ps. 5,011 million and operating margin contracted 220 basis points to 14.9%, driven mainly by an increase in operating expenses such as labor, marketing, and maintenance that were partially offset by an operating foreign exchange gain in Mexico. On a comparable basis, operating income would have increased 2.5%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)              EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q23 Results April 26, 2023	Page 6 of 14

SOUTH AMERICA DIVISION FIRST QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2023	1Q 2022	Δ%	Δ%
Total revenues	23,740	22,261	6.6%	27.5%
Gross profit	9,539	8,595	11.0%	34.8%
Operating income	2,713	1,894	43.3%	77.7%
EBITDA (2)	3,816	3,105	22.9%	52.7%

Volume increased 3.8%, driven mainly by a solid performance in Brazil, Argentina, and Uruguay, partially offset by a flat performance in Colombia. On a comparable basis, excluding volumes from the acquisition of CVI in Brazil, volume would have increased 2.8%.

Total revenues increased 6.6% to Ps. 23,740 million, driven by our volume growth, revenue management and favorable mix effects. This increase was partially offset by unfavorable currency translation effects of most of our operating currencies in the division into Mexican Pesos. On a comparable basis, total revenues would have increased 27.5%.

Gross profit increased 11.0% to Ps. 9,539 million, and gross margin expanded 160 basis points to 40.2%. This increase was driven mainly by our top-line growth, favorable mix effects, and raw material hedging strategies. This increase was partially offset by increases in raw material costs such as sweeteners and PET. On a comparable basis, gross profit would have increased 34.8%.

Operating income increased 43.3% to Ps. 2,713 million in the first quarter of 2023, resulting in an operating margin expansion of 290 basis points to 11.4%. This increase was driven mainly by higher gross profit and an increase in operating leverage resulting from volume growth and operating expense efficiencies. On a comparable basis, operating income would have increased 77.7%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)              EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q23 Results April 26, 2023	Page 7 of 14

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures, in this case the acquisition of CVI in Brazil, integrated as of February 2022; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 1Q23 Results April 26, 2023	Page 8 of 14

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information, with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 266 million. With over 80 thousand employees, the Company markets and sells approximately 3.5 billion unit cases through 2 million points of sale a year. Operating 49 manufacturing plants and 260 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(5 pages of tables to follow)

Coca-Cola FEMSA Reports 1Q23 Results April 26, 2023	Page 9 of 14

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the First Quarter of:
	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	5,567.3		5,205.3		7.0%	6.6%
Volume (million unit cases)	939.6		881.6		6.6%	6.2%
Average price per unit case	59.28		56.62		4.7%
Net revenues	57,145		51,078		11.9%
Other operating revenues	212		118		80.3%
Total revenues (2)	57,357	100.0%	51,195	100.0%	12.0%	21.7%
Cost of goods sold	31,899	55.6%	28,593	55.9%	11.6%
Gross profit	25,458	44.4%	22,602	44.1%	12.6%	21.8%
Operating expenses	17,825	31.1%	15,757	30.8%	13.1%
Other operative expenses, net	(30)	-0.1%	22	0.0%	NA
Operative equity method (gain) loss in associates(3)	(61)	-0.1%	(21)	0.0%	195.6%
Operating income (5)	7,724	13.5%	6,844	13.4%	12.9%	20.3%
Other non operative expenses, net	124	0.2%	180	0.4%	-31.0%
Non Operative equity method (gain) loss in associates (4)	134	0.2%	(3)	0.0%	NA
Interest expense	1,913		1,645		16.3%
Interest income	1,042		405		157.3%
Interest expense, net	871		1,240		-29.7%
Foreign exchange loss (gain)	640		165		289.1%
Loss (gain) on monetary position in inflationary subsidiaries	(60)		(147)		-59.4%
Market value (gain) loss on financial instruments	(53)		936		NA
Comprehensive financing result	1,399		2,194		-36.2%
Income before taxes	6,067		4,474		35.6%
Income taxes	1,989		1,321		50.6%
Result of discontinued operations	-		-		NA
Consolidated net income	4,078		3,153		29.4%
Net income attributable to equity holders of the company	3,916	6.8%	2,894	5.7%	35.3%
Non-controlling interest	162	0.3%	259	0.5%	-37.3%

EBITDA & CAPEX	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	7,724	13.5%	6,844	13.4%	12.9%
Depreciation	2,326		2,349		-1.0%
Amortization and other operative non-cash charges	471		635		-25.8%
EBITDA (5)(6)	10,522	18.3%	9,827	19.2%	7.1%	15.2%
CAPEX	2,506		3,102		-19.2%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 13 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle and Leão Alimentos, among others.

(4)              Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)              The operating income and EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(6)              EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(7)              Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(8)              For the first quarter of 2023, total CAPEX effectively paid was Ps. 2,506 million.

Coca-Cola FEMSA Reports 1Q23 Results April 26, 2023	Page 10 of 14

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the First Quarter of:
	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,826.8		2,648.3		6.7%	6.7%
Volume (million unit cases)	537.4		494.0		8.8%	8.8%
Average price per unit case	62.55		58.55		6.8%
Net revenues	33,612		28,927
Other operating revenues	5		8
Total Revenues (2)	33,617	100.0%	28,935	100.0%	16.2%	17.9%
Cost of goods sold	17,699	52.6%	14,928	51.6%
Gross profit	15,918.7	47.4%	14,006.8	48.4%	13.6%	15.2%
Operating expenses	11,058.6	0.3	9,105.5	0.3
Other operative expenses, net	(111)	-0.3%	(2)	0.0%
Operative equity method (gain) loss in associates (3)	(40)	-0.1%	(46)	-0.2%
Operating income (4)	5,011	14.9%	4,950	17.1%	1.2%	2.5%
Depreciation, amortization & other operating non-cash charges	1,695	5.0%	1,773	6.1%
EBITDA (4)(5)	6,706	19.9%	6,722	23.2%	-0.2%	1.1%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 13 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle, among others.

(4)              The operating income and EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(5)              EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(6)              Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the First Quarter of:
	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,740.5		2,556.9		7.2%	6.4%
Volume (million unit cases)	402.2		387.6		3.8%	2.8%
Average price per unit case	54.90		53.92		1.8%
Net revenues	23,533		22,151
Other operating revenues	207		110
Total Revenues (2)	23,740	100.0%	22,261	100.0%	6.6%	27.5%
Cost of goods sold	14,200	59.8%	13,665	61.4%
Gross profit	9,539	40.2%	8,595	38.6%	11.0%	34.8%
Operating expenses	6,766	28.5%	6,652	29.9%
Other operative expenses, net	81	0.3%	24	0.1%
Operative equity method (gain) loss in associates (3)	(21)	-0.1%	26	0.1%
Operating income (4)	2,713.2	11.4%	1,893.8	8.5%	43.3%	77.7%
Depreciation, amortization & other operating non-cash charges	1,102	4.6%	1,211	5.4%
EBITDA (4)(5)	3,816	16.1%	3,105	13.9%	22.9%	52.7%
(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 13 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos and Verde Campo, among others.
(4)	The operating income and EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q23 Results April 26, 2023	Page 11 of 14

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Mar-23	Dec-22	% Var.	Liabilities & Equity	Mar-23	Dec-22	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	7,901	8,524	-7%
	41,147	40,277	2%	Suppliers	24,759	26,834	-8%
Total accounts receivable	14,024	16,318	-14%	Short-term leasing Liabilities	520	472	10%
Inventories	13,842	11,888	16%	Other current liabilities	35,667	22,129	61%
Other current assets	9,811	10,729	-9%	Total current liabilities	68,848	57,959	19%
Total current assets	78,825	79,211	0%	Non-Current Liabilities	-	-
Non-Current Assets	-	-		Long-term bank loans and notes payable	67,851	70,146	-3%
Property, plant and equipment	124,014	125,293	-1%	Long Term Leasing Liabilities	1,699	1,663	2%
Accumulated depreciation	(54,093)	(54,088)	0%	Other long-term liabilities	15,917	16,351	-3%
Total property, plant and equipment, net	69,921	71,205	-2%	Total liabilities	154,314	146,119	6%
Right of use assets	2,126	2,069	3%	Equity	-	-
Investment in shares	8,545	8,452	1%	Non-controlling interest	6,426	6,491	-1%
Intangible assets and other assets	101,360	103,122	-2%	Total controlling interest	114,473	125,384	-9%
Other non-current assets	14,436	13,936	4%	Total equity	120,899	131,876	-8%
Total Assets	275,213	277,995	-1%	Total Liabilities and Equity	275,213	277,995	-1%

	March 31, 2023
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	63.6%	7.3%	8.4%
U.S. Dollars	17.2%	35.6%	4.4%
Colombian Pesos	1.1%	0.0%	6.3%
Brazilian Reals	17.7%	67.3%	12.5%
Uruguayan Pesos	0.5%	0.0%	6.3%
Total Debt	100%	25.0%	8.4%

(1) After giving effect to cross- currency swaps.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	1Q 2023	FY 2022	Δ%
Net debt including effect of hedges (1)(3)	35,246	38,104	-7.5%
Net debt including effect of hedges / EBITDA (1)(3)	0.81	0.89
EBITDA/ Interest expense, net (1)	12.08	10.34
Capitalization (2)	40.1%	38.9%
(1) Net debt = total debt - cash
(2) Total debt / (total debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 1Q23 Results April 26, 2023	Page 12 of 14

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	1Q 2023					1Q 2022					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico (3)	309.5	26.4	87.6	35.2	458.8	301.9	21.3	67.5	32.7	423.5	8.3%
Guatemala	35.6	1.4	-	2.3	39.2	30.6	1.1	-	1.9	33.7	16.3%
CAM South	31.4	2.0	0.4	5.6	39.4	29.8	1.9	0.2	4.9	36.9	6.9%
Mexico and Central America	376.4	29.8	88.0	43.1	537.4	362.4	24.4	67.7	39.5	494.0	8.8%
Colombia	61.4	8.8	3.3	7.1	80.5	62.1	7.7	3.1	7.4	80.4	0.1%
Brazil (4)	218.3	19.4	2.7	20.5	260.9	212.2	17.1	2.4	19.1	250.9	4.0%
Argentina	35.9	5.5	1.4	4.9	47.7	35.8	4.1	1.2	3.9	44.9	6.2%
Uruguay	10.4	2.1	-	0.7	13.1	9.4	1.7	-	0.3	11.4	14.8%
South America	325.9	35.8	7.4	33.1	402.2	319.6	30.6	6.7	30.8	387.6	3.8%
TOTAL	702.4	65.6	95.4	76.2	939.6	681.9	55.0	74.4	70.3	881.6	6.6%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water
(3) Includes 15.1 million unit cases corresponding to the acquisition of Cristal from Embotelladoras Bepensa

Transactions
	1Q 2023					1Q 2022					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico (3)	1,765.2	191.3		254.7	2,211.2	1,698.6	154.3		237.6	2,090.4	5.8%
Guatemala	267.3	13.3		22.6	303.2	238.5	11.7		19.5	269.7	12.4%
CAM South	235.6	13.3		63.5	312.4	220.4	12.7		55.1	288.2	8.4%
Mexico and Central America	2,268.1	217.9		340.8	2,826.8	2,157.5	178.6		312.2	2,648.3	6.7%
Colombia	448.1	91.6		77.6	617.3	429.7	82.6		81.5	593.9	3.9%
Brazil (4)	1,403.1	170.2		226.4	1,799.6	1,303.8	146.8		222.8	1,673.4	7.5%
Argentina	183.4	34.8		41.4	259.6	178.7	25.1		29.8	233.5	11.2%
Uruguay	50.3	8.0		5.7	63.9	47.1	6.3		2.8	56.2	13.8%
South America	2,084.8	304.6		351.1	2,740.5	1,959.3	260.8		336.9	2,556.9	7.2%
TOTAL	4,352.9	522.5		691.9	5,567.3	4,116.8	439.4		649.1	5,205.3	7.0%

Revenues
Expressed in million Mexican Pesos	1Q 2023	1Q 202	Δ %
Mexico	27,229	23,222	17.3%
Guatemala	3,017	2,775	8.7%
CAM South	3,371	2,938	14.7%
Mexico and Central America	33,617	28,935	16.2%
Colombia	3,744	4,276	-12.5%
Brazil (5)	15,969	14,388	11.0%
Argentina	2,900	2,672	8.5%
Uruguay	1,127	925	21.9%
South America	23,740	22,261	6.6%
TOTAL	57,357	51,195	12.0%

(4) Volume and transactions in Brazil do not include beer
(5) Brazil includes beer revenues of Ps.1,450 million for the first quarter of 2023 and Ps.1,250 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 1Q23 Results April 26, 2023	Page 13 of 14

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	1Q23
Mexico	7.12%	0.96%
Colombia	13.64%	4.22%
Brasil	5.56%	1.63%
Argentina	108.32%	21.28%
Costa Rica	5.70%	-0.35%
Panama	1.91%	1.11%
Guatemala	10.26%	1.95%
Nicaragua	10.92%	1.50%
Uruguay	7.58%	3.09%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)
	1Q23	1Q22	Δ %
México	18.70	20.52	-8.9%
Colombia	4758.63	3914.87	21.6%
Brasil	5.19	5.23	-0.7%
Argentina	192.41	106.58	80.5%
Costa Rica	567.30	647.10	-12.3%
Panama	1.00	1.00	0.0%
Guatemala	7.83	7.70	1.7%
Nicaragua	36.30	35.61	1.9%
Uruguay	39.18	43.31	-9.6%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Mar-23	Mar-22	Δ %	Ene-23	Ene-22	Δ %
México	18.11	19.99	-9.4%	18.79	20.74	-9.4%
Colombia	4,627.27	3,748.15	23.5%	4,632.20	3,982.60	16.3%
Brasil	5.08	4.74	7.2%	5.10	5.36	-4.8%
Argentina	209.01	111.01	88.3%	187.00	105.02	78.1%
Costa Rica	545.95	667.10	-18.2%	557.40	646.20	-13.7%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.80	7.68	1.6%	7.85	7.69	2.1%
Nicaragua	36.35	35.69	1.8%	36.29	35.58	2.0%
Uruguay	38.65	41.12	-6.0%	38.68	44.15	-12.4%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 1Q23 Results April 26, 2023	Page 14 of 14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: April 26, 2023